The Rickhouse Hotel and Still
Versailles, KY

**Hotel Business Plan
&
Projected Financial Outlook**
Project 2020 - 2026

**RENOVATION OF A HISTORIC KENTUCKY BUILDING
FOR FUTURE USE AS A BOUTIQUE HOTEL AND
BOURBON DISTILLERY**



Disclaimer

Forward-Looking Information Certain statements contained in this presentation constitute forward-looking statements and forward-looking information (collectively, "forward-looking statements"). Such forward-looking statements relate to possible events, conditions or financial performance of Rick & Still, LLC based on future economic conditions and courses of action. All statements other than statements of historical fact are forward-looking statements. The use of any words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "will likely result", "are expected to", "will continue", "is anticipated", "believes", "estimated", "intends", "plans", "projection", "outlook" and similar expressions are intended to identify forward looking statements. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rick & Still, LLC believes there is a reasonable basis for the expectations reflected in the forward-looking statements, however no assurance can be given that these expectations will prove to be correct and the forward-looking statements included in this presentation should not be unduly relied upon by investors. The forward-looking statements speak only as of the date of this presentation and are expressly qualified, in their entirety, by this cautionary statement.

In addition, Rick & Still, LLC's assessment of, and targets for, hotel sales and revenue are considered forward-looking statements.

The forward-looking statements and other forward-looking information are based on management's opinions, estimates and assumptions in light of our experience and perception of historical trends, current trends, current conditions and expected future developments, as well as other factors that management currently believes appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates, and assumptions will prove to be correct.

All of the forward-looking information contained in this presentation is expressly qualified by the foregoing cautionary statements. Investors should consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in any securities of Rick & Still, LLC.

Introduction

Business Description

Rick and Still, LLC (d.b.a. The Rickhouse Hotel and Still, The Rickhouse Hotel, or Rick and Still) is a new business start-up created in 2019 for the purchase and renovation of a 36,000+ square foot facility comprising over four buildings on North Main St. in Versailles, KY. These buildings will be renovated into a bourbon and horse racing-themed boutique hotel with a restaurant and an operating micro-distillery that will service bluegrass and bourbon trail tourism in the area.

Downtown Versailles is redeveloping and becoming a hub for high-aesthetic, experiential retail, entertainment, and tourism. Members of our group have been responsible for the anchor developments in the area of The Amsden (2017) and the renovation of the Historic Versailles United Methodist Church (2018) into a destination retail, restaurant, and event space. These projects as well as a handful of others that we are affiliated with in the area have resulted in the creation of 15 new locally owned businesses and dozens of jobs.

Visitors to downtown Versailles deserve to receive the absolute best in southern hospitality, dining, and bourbon. The Rickhouse Hotel and Still will curate culinary experience, bourbon, and a premium boutique hotel stay which matches our guests' expectations of the elite Bluegrass lifestyle. Central Kentucky is home to both the finest in Thoroughbred Racehorses and the pinnacle of premium bourbon whiskey distilling. Our hotel will provide 44 individually-styled exclusive rooms for our overnight guests to fully immerse themselves in the affluence and social lifestyle of the bourbon-fueled horse owner. Each room will be designed and decorated by a local entrepreneur with deep horse industry ties and work featured on many of the major local horse farms. Each design decision and decor placement will be geared to optimize our guests' stay and allow them to recharge for a day of horse racing or distillery experiences.

The Rickhouse Hotel will contain an operating micro-distillery that will showcase for our guests the art of the distilling process, the techniques honed in this region over generations, as well as an infusion of creativity and innovation that they are unlikely to witness from the old guard. Rick and Still will not own or operate the distillery but will rather rent the space and the equipment to a third party distiller, allowing us to focus on the guest experience in full. Tours will run routinely and in-depth, master distiller experiences will be offered daily for out of town guests and curious locals alike. The small still will allow for creativity and excitement with every batch and every barrel. No two barrels will be exactly the same as guest distillers and changing recipes will be common themes through the distilling operation. Each release will garner excitement from the bourbon community, former hotel guests and restaurant patrons, as well as our social media following resulting in a product that will move quickly into allocation.

Our entrepreneurial and experimental excitement will bleed over into the operations of the restaurant/bar which will feature a constantly changing menu of locally-sourced cuisine and seasonal cocktails and will be owned and operated by a local restaurateur. With the new entertainment destination license in Versailles, visitors will have the opportunity to grab a cocktail and walk to the adjacent shops and businesses in the downtown area.

Business Information

Rick and Still is currently wholly owned by Single Barrel Group, LLC (SBG). SBG is owned by Jarrod Williams and Alex Riddle. SBG will be the managing partner of The Rickhouse Hotel and Still operations. Rick and Still is currently in negotiations with potential investors to sell equity for start-up capital.

Rick and Still will own the hotel and real estate. Rick and Still will create 2 separate entities that will own the real property and the hotel business separately. The restaurant and distillery spaces will be rented out, which will include a base rent and a share of revenue. We are in contract negotiations with a well-known bluegrass restaurateur to establish a new restaurant in the space that will feature farm-to-table fare with a concept of southern style courses utilizing French techniques. SBG will also be majority owner of the distillery. Due to restrictions within the three tiered system for alcohol licenses, the distillery will maintain a distillers alcohol license and utilize the retail alcohol sales exemption under that license to oversee all alcohol sales within the entire mixed use complex. The hotel and the restaurant will be reimbursed for all of their alcohol sales contractually through their lease agreements.

Rick and Still has passed early hurdles towards obtaining a Community Development Block Grant (CDBG) sponsored by the city of Versailles for $300,000.00 to go towards purchasing the distillery equipment. The distillery space will be rented out along with the equipment to a subsidiary of SBG who will own and operate the distillery business. No funds in Rick and Still will go towards operations of the distillery, however, they will be contractually allowed to operate and profit from tours of the distillery in addition to being paid rent for the space and use of the equipment.

Rick and Still has also begun to establish relationships with tourism companies to transport people from the hotel site to all of the different exclusive bluegrass treasures.

Executive Summary

Goals/Mission

As a business and high-end tourist hotel, obtaining a spot as a permanent fixture in the local and national marketplace is our primary goal. We wish to acquire national and international renown as an exclusive traveler's destination to Kentucky bourbon and horse country within the next 5 years.

We see it as our main mission to provide the highest quality accommodation, amenities, experiences, and services at justified prices to our target clientele. The restaurant will offer the best in farm to table food in the region, the distillery will make unique high quality products that cannot be found elsewhere, and the bar and lounge will have a selection of bourbon whiskey that any Kentucky native would be proud and maybe envious of.

All of our services will be offered in the historic downtown district of Versailles. 101 North Main St. was originally the first bank west of the Allegheny Mountains and 108-112 North Main was originally the site of the Woodford Hotel in the late 1800's. These buildings will be renovated to state of the art quality, refurbishing and rehabilitating them to their historic beauty and function. The history of the area will be captured in every detail of the design and build.

Our basic objective is reflected in everything that we have done and will continue to do, which is to contribute to the enrichment of the quality of life for the people that visit us and for the people of the community that they visit. This has and will continue to translate into market beating returns for our investors.

Business Philosophies/Identity

The long term goal of Rick and Still, alongside management through SBG, is to be the trusted resource for the entire experience a visitor has on their trip to the Bluegrass. From experiencing the history of the Bourbon Trail to the excitement of the last furlong at Keeneland, to the authenticity of the region's unique eateries, we will be their guide to all that is good in Kentucky.

We believe the uniqueness of our product could lead to stable investment that will be very hard for our competition to duplicate. This will lead to more predictable pricing and demand which in turn will lead to potentially high returns for our investors.

Location



The properties identified by Rick & Still are 101 N Main Street and 108-112 North Main Street, Versailles, Kentucky 40383. The properties are located in the heart of downtown Versailles, adjacent to the Courthouse, next door to the Library, and just a few doors down from coffee shops, restaurants, retail businesses and an event venue (all also owned by Rick & Still's sister companies). The properties are located 1.1 miles away from the main commercial corridor for Versailles. Beyond Versailles, this location is at the heart of horse country, situated between farms and just down the street from Keeneland. It is also situated at the eastern hub of the Bourbon Trail. Finally, it is minutes from the Lexington airport.



101 N Main Street, Versailles, Kentucky 40383

Community Trust Bank currently owns this 22,000+ square foot property. The bank will be consolidating the operations from this location into a new facility near US60 and Lexington Road. The property was originally two different buildings, which have been connected internally to create one building. There are two floors in the southern building and three floors in the eastern building plus a basement (with the former bank vault dropped through the ceiling to its current resting place in the basement). Patrons will enter the building from Main Street or through the rear parking lot, to the west of the building.



108-112 North Main Street, Versailles, Kentucky 40383

At present, these buildings comprise 14,298 square feet of mixed-use space. Built in 1881 as the original "Woodford Hotel", the building now consists of four retail spaces & small offices on the first floor and eight 1-bedroom apartments on the second and third floors. Tenants include Thrivent Financial, Moxie Style Studio, and Farris's Salon. Of historical note, the building was the first building in Versailles created expressly for a hotel. Though the building is 100% leased, the majority of tenants are paying below market rent. All tenants except one are on short term leases.



Hotel Operator

Experiential Based Hotel Management

SBG will specialize in the conception, construction/redevelopment and launch of The Rickhouse Hotel and soon other premium hotel properties centered around experiencing local tourism focusing on history and amenities. Hotels will achieve a balance between capturing the essence of their cultural and geographic environment and offering a coherent concept that transmits high uniqueness and impeccable service. SBG works with investors to create a blend of public and private financing and incentive programs at the local level to get projects off the ground in overlooked locations and to use its best efforts to maximize returns for investors and owners.

Rick and Still is finalizing a contract with [Charlestowne Hotels](#) for direct management of the hotel operations. Charlestowne is one of the few hospitality management companies that focuses on lifestyle hotels. They specialize in customizing their approach to meet the varying needs of unique hotels, set in unique landscapes, with specialized offerings to guests and they have an exquisite reputation in the industry. In short, they are a perfect solution for The Rickhouse Hotel to provide a quality guest experience and a reliable return to our investors.

Emily Lynn will represent Rick and Still as Project Manager for the entire scope of the business from the fundraising stage, to reconstruction and design, to business operations. A Kentucky native, Emily brings over 25 years of hospitality experience starting her hotel career in Lexington, KY. Working her way up through hotel operations and sales she progressed from on property positions to Senior Vice President of Global Sales and Strategic Accounts for Interstate Hotels and Resorts. She now works as a hotel consultant for brands all over the world, specializing in optimizing hotel management, asset management, and portfolio development. Emily brings experience with boutique luxury and Lifestyle hotels, starting and designing new hotel operations, independent hotels, as well as major flag hotel chains.

Customization

Each location SBG operates in is highly customized to feature unique experiences that the local atmosphere has to offer. Guests begin with the location as their reason to visit and discover the hotel as their reason to return.

Multiple Business Lines for Potential Maximum ROI

SBG maximizes the ROI for owners and investors through efficient management as well as by creating multiple and unique business lines within the structure of operations and experiences that the guests can have.

The restaurant space will be contracted out, thereby reducing the risks of investment for Rick and Still while creating a stable cash flow to subsidize hotel operations. In addition to this, The Rickhouse Hotel will maintain the ability, in agreement with the restaurant, to provide room service and other food and beverage offerings to guests outside of the restaurant which will be a meaningful revenue generator with minimal operational expenses.

Similarly, the distillery space will be contracted out providing an addiction stable cash flow from rents. Guests services personnel of The Rickhouse Hotel will be responsible for coordination events and tours in the distillery, the profits of which will be split with the distillery owner. The distillery will be solely responsible for costs and revenues associated with the manufacturing and sales of spirits and related items. Additionally, due to restrictions within the three tiered system for alcohol licenses, the distillery will maintain a distillers alcohol license and utilize the retail alcohol sales exemption under that license to oversee all alcohol sales within the entire mixed use complex. The hotel and the restaurant will be reimbursed for all of their alcohol sales contractually through their lease agreements.

The lobby of The Rickhouse Hotel will feature a full bar with customized cocktails that change with the season, as well as a bourbon inventory fit for the bluegrass. This hotel feature will be a tremendous revenue driver and will attract nearby patrons in addition to hotel guests. With the new entertainment destination license placed in downtown Versailles, allowing patrons to take alcoholic beverages from restaurants and bars and walk with them around court street to the various amenities, SBG will focus intently on establishing the bar as the staple of classic entertainment in this setting.

During Phase I construction the building located at 108-112 North Main St. will remain fully occupied as 4 retail businesses and 8 apartments. Those rents will help Rick and Still subsidize start-up costs early on. After the apartments are converted to hotel suites post-Phase II construction Rick and Still plans to maintain the retail locations of the first floor providing added cash flow in the form of rents from these third party businesses.

Main Objectives

Business Objectives

- Create a stable market beating return and create name and brand recognition in the area in order to create a moat between us and our competition.
- Become established as the sought after place to stay for Bourbon Trail and horse country visits
- Establish a reliable source of funding for expansion of this business and future project developments
- Rehabilitate historic architecture and enhance qualities for future use
- Provide a venue for interactions between the community and out of town visitors
- Establish an organization that benefits a community by providing business opportunities for employment and investment, foot traffic for local businesses, and resources for local communities

Financial Objectives

- Obtain total funding in the amount of $6,500,000
- Create an internal rate of return that is attractive to investors/owners
- Create a sustainable hotel property value supporting investors exit strategy

- Use direct marketing strategies to advertise to target market through social media and other internet based platforms
- Establish physical market reach in target markets in the midwest, south, and eastern territories of the US

Key Advantages

- Local Knowledge
  - Members of SBG have contributed to 4 previous projects in the last 4 years in this downtown Versailles district.
  - These projects have led to 15 locally owned and operated businesses.
  - The Rick and Still location will result in 6 of the 7 buildings surrounding the courthouse on Court street being partially owned by members of SBG.
  - Members of SBG have substantial horse and bourbon industry knowledge and connections locally.
- Hotel Feasibility
  - There is only one other hotel located in Versailles.
  - A study conducted within the last 3 years estimated that Versailles is short over 100 hotel rooms to reach saturation.
  - One of the businesses partially owned by members of SBG is a wedding venue located next to the Rick and Still location that has 59 event bookings in the coming 12 months with no place in the area for the guests to stay.
  - The Bourbon Trail receives 1.5 million visitors annually and Rick and Still is uniquely positioned to service this group.
- Amenities and Service
  - The hotel will have superior individual guest service and concierge services.
  - An operating bourbon distillery in the hotel will make it completely unique to the area.

Strategic Alliance

Rick and Still has already begun the process of creating strategic alliances in the region. The Rickhouse Hotel will form relationships and in many cases partnerships with local businesses in the region in which we will market their products and experiences to our guests. For example, a premier horse farm or distillery in the region will have the opportunity to invest in branding for their businesses in one of our rooms in order to increase their exposure to our specific clientele. The distillery will feature guests distilling sessions as a way for local distilleries to market their product and expertise.

The Rickhouse Hotel will be inspected and listed as a high quality boutique hotel by major travel agents and hotel associations. We will continue to develop relationships with world travel, business, and tourist organizations in order to further our reputation as a unique and superior vacation experience.

SBG has extensive experience in the area of working with attorneys to secure permitting, land and building use, environmental and other construction issues inherent to the development process. These proficiencies will help assure that we get the project completed on time and within budget.

Strategic Positioning

The Rickhouse Hotel will differentiate and position itself in the industry by cultivating unique relationships with businesses and experiences locally that we can pass on to our guests. The Rickhouse Hotel will provide the highest quality service standards, security, privacy, and professional staff.

Personnel Planning

Six-year personnel projections are as follows:

	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Accounting	0	0	0	1	1	1
Maintenance	0	0	0	1	1	1
Front Desk	0	3	4	4	4	4
Guest/Tour Services	0	1	1	1	1	1
Housekeeping	0	3	4	5	5	5
Marketing	0	1	1	1	1	1
Manager	0	1	1	1	1	1
Butler/Bellhop	0	2	2	2	2	2
Total	0	11	13	16	16	16

- These numbers are based on estimates and are subject to change over time based on numerous factors.

Licenses

Rick and Still will obtain the following licenses:

- Hotel Operating License. Registration will be filed upon deal closing. Preliminary requests with the local government have confirmed our plans to refurbish these locations into a boutique hotel.
- We will obtain all necessary environmental permits with local regulatory agencies.
- The restaurant (not owned or operated by Rick and Still) will obtain a restaurant, liquor, and potentially catering license.
- The Rickhouse Hotel will not maintain a liquor license, however, will utilize the distilleries license who will oversee operations to service the bar in the lobby area.

Marketing and Sales

Rick and Still will sign multiple major agreements with local entrepreneurs and organizations that we currently have relationships with to receive their customers as guests to our hotel. Many of these contracts are currently being negotiated. We believe that Charlestowne Hotels will provide marketing guidance as part of their services, according to term sheets being negotiated. In addition, we believe that the Preferred Hotels and resorts flag will come with marketing allocations both local and international once we decide to add them to the mix (see Brand section), according to term sheets being negotiated.

Goals

1. Create value for our stakeholders by delivering top-shelf reputational capital as well as profits.
2. Maintain a minimum of 63% occupancy rate in the hotel.
3. Drive Tourism traffic through the distillery for an average of 15 guests per day
4. Create demand for distilled products in limited releases.

Specifications

Our marketing strategy will target two main areas in our launch phase (year 0) and initial service period (years 1-3). Both of these periods will have singular marketing budgets for the total project as we build brand awareness of the total business. Subsequent years will show separated budgets for product launches, restaurant, distillery tours, and hotel.

1. Drivable Metro areas: Defined as large population centers within 6 hours of Versailles.
2. Local distilled spirits enthusiasts.

We will re-evaluate our marketing spend quarterly and focus on higher ROI areas. After year 3, we will redistribute marketing dollars to support the launch and sale of bourbon products.

Marketing Spend

Our Marketing budget in years 0-3 is projected to be:

<u>Year 0: $190,900</u>
- $15,000 - Marketing Product Management
- $36,000 - Creative and brand creation ("Branding Deliverables")
- $44,400 - Major Metro Area Digital Advertising
    - $12,000 Chicago, IL
    - $12,000 Nashville, TN
    - $12,000 Atlanta, GA
    - $6,000 Columbus, OH
    - $2,400 St. Louis, MO
- $56,000 - Major Metro Area Physical Advertising (Billboard Opportunities)
    - $17,500 Chicago, IL (2 Billboards @9 Months/ year)
    - $12,000 Nashville, TN (2 Billboards @9 Months/ year)
    - $17,500 Atlanta, GA (2 Billboards @ 9 Months/ year)
    - $6,000 Columbus, OH (1 Billboard @6 Months/ year)
    - $3,000 St. Louis, MO (1 Billboard @6 Months/ year)
- $27,500 - Major Metro Area Physical Advertising (Print Advertising)
    - $6,500 Chicago, IL (2 Billboards @9 Months/ year)
    - $6,250 Nashville, TN (2 Billboards @9 Months/ year)
    - $6,250 Atlanta, GA (2 Billboards @ 9 Months/ year)
    - $4,500 Columbus, OH (1 Billboard @6 Months/ year)
    - $4,000 St. Louis, MO (1 Billboard @6 Months/ year)
- $12,000 - Local Digital Advertising

<u>Year 1: $195,900</u>
- $15,000 - Marketing Product Management
- $41,000 - Grand Opening / Launch Party
- $44,400 - Major Metro Area Digital Advertising
    - $12,000 Chicago, IL
    - $12,000 Nashville, TN
    - $12,000 Atlanta, GA
    - $6,000 Columbus, OH
    - $2,400 St. Louis, MO
- $56,000 - Major Metro Area Physical Advertising (Billboard Opportunities)
    - $17,500 Chicago, IL (2 Billboards @9 Months/ year)
    - $12,000 Nashville, TN (2 Billboards @9 Months/ year)
    - $17,500 Atlanta, GA (2 Billboards @ 9 Months/ year)
    - $6,000 Columbus, OH (1 Billboard @6 Months/ year)
    - $3,000 St. Louis, MO (1 Billboard @6 Months/ year)

- $27,500 - Major Metro Area Physical Advertising (Print Advertising)
    - $6,500 Chicago, IL (2 Billboards @9 Months/ year)
    - $6,250 Nashville, TN (2 Billboards @9 Months/ year)
    - $6,250 Atlanta, GA (2 Billboards @ 9 Months/ year)
    - $4,500 Columbus, OH (1 Billboard @6 Months/ year)
    - $4,000 St. Louis, MO (1 Billboard @6 Months/ year)
- $12,000 - Local Digital Advertising

Year 2: $205,000
- $15,000 - Marketing Product Management
- $51,000 - Local Advertising and Sponsorships(VisitLex Contracts)
- $44,400 - Major Metro Area Digital Advertising
    - $12,000 Chicago, IL
    - $12,000 Nashville, TN
    - $12,000 Atlanta, GA
    - $6,000 Columbus, OH
    - $2,400 St. Louis, MO
- $56,000 - Major Metro Area Physical Advertising (Billboard Opportunities)
    - $17,500 Chicago, IL (2 Billboards @9 Months/ year)
    - $12,000 Nashville, TN (2 Billboards @9 Months/ year)
    - $17,500 Atlanta, GA (2 Billboards @ 9 Months/ year)
    - $6,000 Columbus, OH (1 Billboard @6 Months/ year)
    - $3,000 St. Louis, MO (1 Billboard @6 Months/ year)
- $27,500 - Major Metro Area Physical Advertising (Print Advertising)
    - $6,500 Chicago, IL (2 Billboards @9 Months/ year)
    - $6,250 Nashville, TN (2 Billboards @9 Months/ year)
    - $6,250 Atlanta, GA (2 Billboards @ 9 Months/ year)
    - $4,500 Columbus, OH (1 Billboard @6 Months/ year)
    - $4,000 St. Louis, MO (1 Billboard @6 Months/ year)
- $12,000 - Local Digital Advertising

Year 3: $205,000
- $15,000 - Marketing Product Management
- $51,000 - Local Advertising and Sponsorships (VisitLex Contracts)
- $44,400 - Major Metro Area Digital Advertising
    - $12,000 Chicago, IL
    - $12,000 Nashville, TN
    - $12,000 Atlanta, GA
    - $6,000 Columbus, OH
    - $2,400 St. Louis, MO
- $56,000 - Major Metro Area Physical Advertising (Billboard Opportunities)
    - $17,500 Chicago, IL (2 Billboards @9 Months/ year)
    - $12,000 Nashville, TN (2 Billboards @9 Months/ year)

- $17,500 Atlanta, GA (2 Billboards @ 9 Months/ year)
- $6,000 Columbus, OH (1 Billboard @6 Months/ year)
- $3,000 St. Louis, MO (1 Billboard @6 Months/ year)
- $27,500 - Major Metro Area Physical Advertising (Print Advertising)
  - $6,500 Chicago, IL (2 Billboards @9 Months/ year)
  - $6,250 Nashville, TN (2 Billboards @9 Months/ year)
  - $6,250 Atlanta, GA (2 Billboards @ 9 Months/ year)
  - $4,500 Columbus, OH (1 Billboard @6 Months/ year)
  - $4,000 St. Louis, MO (1 Billboard @6 Months/ year)
- $12,000 - Local Digital Advertising
- These numbers are based on estimates and are subject to change over time based on numerous factors.

Competition

The only hotel currently in Versailles is a Holiday Inn Express. There are a handful of bed and breakfast type accommodations in the area. Concerning the Bourbon Trail accommodations, there are a number of hotels in Louisville and Lexington that visitors typically use. We will stand out in location, accommodations, and amenities.

Funds Required - Investment Overview

In order to become a premier boutique hotel with extraordinary services and accommodation facilities the allocation of budgeted costs for our hotel is below:

Net Investment Summary					
	Stage I				
	Purchase Price Property	$	1,537,000.00	26.50%	
	Cost of Purchase	$	107,590.00	1.86%	
	Legal Advice	$	19,750.00	0.34%	
	Soft Costs	$	79,000.00	1.36%	$ 1,743,340.00
	Stage II				
	Final Planning	$	98,750.00	1.70%	
	Project Planning	$	197,500.00	3.41%	
	Deconstruction/Execution	$	108,800.00	1.88%	$ 405,050.00
Phase 1	**Stage III**				
	Hotel Construction	$	2,973,300.00	51.26%	$ 2,973,300.00
	Stage IV				
	Hotel Furnishing & Deco	$	474,416.50	8.18%	$ 474,416.50
	Stage V				
	Cost Risk Reserve	$	40,822.63	0.70%	
	Management Fess	$	68,195.87	1.18%	
	Capital Costs During Construction	$	94,875.00	1.64%	
	Phase 1 Investment Costs	$	5,800,000.00	100%	
	Stage VI				
Phase 2	Deconstruction/Execution	$	45,000.00	7.16%	
	Hotel Construction	$	455,000.00	72.40%	
	Hotel Furnishing & Deco	$	128,431.40	20.44%	
	Phase 2 Investment Costs	$	628,431.40	100.00%	
	Total Investment Costs	$	6,428,431.40		

- These numbers are based on estimates and are subject to change over time based on numerous factors.

Development of the entire project will be completed in two sequential phases corresponding to the two buildings outlined in the Key Information About Real Estate section below.

Rick and Still will use a combination of private financing in the form of convertible debt and revenue share financing, as well as traditional financing to fund Phase 1 of the project. During the later stages of Phase 1, Rick and Still will use a second round of private financing to fund Phase 2 (details are available in the Financing section below).

Marketing

The Rickhouse Hotel and Still Product Mix

Accommodation

The Rickhouse Hotel accommodations are being designed in 2 Phases of development. The first Phase will include 36 various rooms and suites (deluxe, family, and office) as well as the space for the restaurant and distillery. The second Phase will develop 8 full suites as well as a reception hall. Each room includes a bathroom, TV, minibar, air conditioner, internet access, and telephone. The hotel will be complete with security coded entries for the building and rooms, safety deposit boxes, secure luggage storage, 24 hour reception and helpdesk, and business amenities.

Food Service/Room Service

We are currently in contract negotiations with a premier restaurateur in the area. This entity will own and operate the 60-80 seat restaurant as well as make available room service amenities. Rick and Still will negotiate for a flat lease rate as well as a percentage of sales from this business.

Distillery

Rick and Still will build the distillery space in Phase 1 of development, complete with full distilling operating equipment. The equipment is being purchased with a Community Development Block Grant that we have arranged, sponsored by the city of Versailles, as an incentive for the jobs that we are creating for the area.

The distillery business will be owned and operated by an affiliated third party to Rick and Still. Rick and Still will be contractually allowed to run tours of the distillery as a value add for its guests and as a kickoff event for sending them on to the history of the Bourbon Trail. The distillery and Rick and Still will share the profits from the tours.

The Premier Rick and Still Bar

The Rickhouse Hotel will include a premier bar that will flow seamlessly with the lobby of the main hotel. Guests will have an opportunity and are encouraged to grab a drink and walk about the complex. Versailles recently passed an open container policy for the downtown area that would also allow our guests to take their drinks outside and roam about to the various shops in the historic downtown scene. The bar will feature the best bourbon that the Bluegrass has to offer as well as unique spirits, cocktails, and drinks from the distillery that they will not be able to get anywhere else.   The distillery will operate the bar utilizing their alcohol license and the profits will be billed back to Rick and Still.

Horse Farm Tours

Members of SBG have horse industry ties that span many generations. We will use those connections to offer our guests unique access to these world renowned venues.

Conferences and Events

Rick and Still will market to recruit conferences in the region to choose The Rickhouse Hotel. Other events will be encouraged as we see opportunities in the market as well. A new wedding venue just down the street has been receiving critical acclaim. The Rickhouse Hotel would be the only accommodation around for their guests to stay. We plan to develop a deep business relationship with that venue and offer packages with their wedding guests.

Market Analysis

The following tools were used to analyze and explore the market opportunity for The Rickhouse Hotel:

General available market and tourism statistics
Inquiries with existing and potential customers
Competitors analysis tool
SWOT Analysis

In 2018, 71.6 million people took a trip to visit Kentucky. While they were there they spent $7.6 billion, a 3.7% increase on the prior year and a 21% increase since 2013.

Regional Analysis

Versailles, KY sits on the eastern most side of the world renowned Kentucky Bourbon Trail. The Kentucky Distillers Association created the Kentucky Bourbon Trail in 1999 to give visitors a first-hand experience into crafting the world's finest Bourbon. In 2012, the KDA invented the Kentucky Bourbon Trail Craft Tour to showcase the state's emerging craft distilling industry. There are currently 37 distilleries on the tour.

In 2018 the Kentucky Bourbon Trail attracted 1.4 million visits and the Kentucky Bourbon Trail Craft Tour added another 340 thousand. Those numbers represent a 340% increase over the last 10 years and doesn't appear to be slowing down any time soon. These visitors came from all 50 US states and 25 countries in the last 5 years, and in fact 70% of visitors came from outside of Kentucky. During their trips the average guest spends between $400-1200.

There are a handful of accommodation options for guests of the Bourbon Trail that are spread out along an 80 mile expanse from Louisville to Lexington where the majority of

the historic distilleries reside across the iconic bluegrass farms of America. Each region of the trail offers different experience options for its visitors. The Rickhouse will be located in the central region and is less than 10 miles from Woodford Reserve, Castle and Key, and Wild Turkey distilleries. Within this 10 mile radius there is only 1 other hotel and a small mix of bed and breakfast businesses. Within the whole central Bourbon Trail region there is not another hotel that will feature a bourbon distillery or a boutique luxury accommodation such as The Rickhouse Hotel will offer.

Local Opportunities

A wedding venue recently opened directly beside the location that is to be the hotel. The venue has already booked 59 events in the coming 12 months. There is no place within the downtown area for these guests to stay.

Market Share Objectives

The number of direct competitors is estimated to be 3. However, the Rickhouse Hotel and Still will contain features that are unmatched by other hotels that could be of comparison. Our room rates are projected to vary between $120-400/night depending on seasonality and amenities package. Our average room rate is projected to be $188 which is below our premium competitors in the Lexington market. Our target occupancy rate is projected to be a conservative 63%.

Marketing Goals

An important part of The Rickhouse Hotel's marketing goals and strategies will be established and maintain its level of quality accommodation and associated services. The hotel management has decided on a strategy whereby its rating system is at least 4 stars according to the US system. To this end we will regularly invite representatives of the various rating systems and accommodation sites to visit the hotel to ensure that we will remain listed at this level. Upgrades and renovations will be completed on an as needed basis as necessary.

Projected Pricing Strategy

SBG will follow the overall tendency in the hotel branch to consider competitive offers as well as the degree of acceptance by the customers when planning pricing strategy. We believe that Rick and Still services will be priced at lower prices over direct competitive offerings. Our aim is not to achieve a cost or price leadership, however. Due to our favorable purchase price and careful cost planning of the renovation we believe that we are in a position to offer better quality and service at lower prices than our competitors. This puts The Rickhouse Hotel in a unique position.

Operations and Hotel Identity

The identity of The Rickhouse Hotel will be evidenced by its architecture, interior and exterior design, dedication to historic renovation, as well as decorations and furnishings that will reflect the luxury bluegrass lifestyle. The distillery, restaurant and lounge, will all contribute to make this a uniquely special hotel.

Key Information About Real Estate

- Property 1: 101 North Main St., Versailles, KY
  - 22,475 sq ft, 3 stories
  - Built in the late 1800's, currently a bank, being completely renovated in Phase 1
  - Approximately 11,000 sq ft of rooms, featuring at between 250-600 sq ft per room
  - Phase 1 will develop:
    - 36 rooms with a mix of Single, Double, King, and Suite type rooms
    - 2,250 sq ft restaurant space
    - 1,400 sq ft distillery space
    - 5,000 sq ft of Function rooms, reception, public areas, lobby bar, etc.
  - Includes a loading bay in the back, 5 parking spaces, 3 elevators, and 4 vaults
- Property 2: 108-112 North Main St., Versailles, KY
  - 14,298 sq ft, 3 stories
  - Built in the mid-1800's, was the original Woodford Hotel and maintains that architecture, currently comprised of 4 businesses and 8 apartments
  - Will remain 8 apartments and 4 retail businesses through Phase 1
  - Phase 2 will develop:
    - 8 Master Suites for the hotel
    - Reception hall
    - 3 third party retail businesses that enhance the hotel concept
  - Includes 8 parking spaces and 2 small courtyards

Parking

Parking will be made available through valet parking services at an adjacent location. The city is working on erecting a parking structure directly behind the location but will likely be years away from completion.

Brand

We believe that The Rickhouse Hotel will develop into one of the premier independent hotels in the region. In order to enhance our presence internationally we have had long conversations with Preferred Hotels and Resorts. Preferred represents 750+ of the finest and most diverse global portfolio of independent hotels. Their iPrefer rewards program has over 3 million members.

Our plan at this time is to onboard Preferred in year 2 after we have established the hotel operations with Charlestowne Hotels.

Advertising and Promotion

Rick and Still's promotional plan is diverse and includes a range of marketing communication tools. We will be planning a Grand Opening upon completion of construction and will work with the city of Versailles to block off Court St. for a full on block party to kick off the business. This will be advertised through social media channels, local newspaper ads, local radio channels, and key personal invitations to important groups. Upon stabilization of the business a percentage of net revenue will be dedicated to promotion and advertising. These efforts will consistently be re-organized according to effectiveness using the data that will be constantly captured.

Rick and Still is currently in contract negotiations with Tim Jones to oversee the marketing efforts of the business. Mr. Jones has a long history of working with Kentucky small businesses as well as many of the largest Bourbon companies in the world.

SWOT Analysis

SWOT Analysis	
STRENGTHS	**WEAKNESSES**
Network of connections in local industry	Large investment
Successful applications to local and state funding and development programs	News of current plans for development of other hotel/distilleries in other markets
Previous success with other business and real estate developments in the area	High marketing and start up costs to establish brand and hotel name
Premium location	
Hotel	
Unique attractions	**THREATS**
Demand for premium accomodations in area	Lower cost competitors
	Future hotel development
OPPORTUNITIES	
	Major drop in central Kentucky tourism market conditions
Creating new business lines to service customer base	

The Organizational Structure

Administrative Organization

The administration is done by SBG and the hotel management is expected to be carried out by Charlestowne Hotels. SBG will produce the annual profit and loss account and balance sheet statements on behalf of Rick and Still, as well as tax prep documents to distribute to investors. Day to day bookkeeping will be handled by the staff of the hotel and overseen by Charlestowne.

Accounting Principals

Rick and Still plan to use income based accounting methods to prepare financials.

Construction Bid

Mefford Contracting, LLC has been hired to conduct all of the renovation, remodeling, and construction work. The CEO Jordan Mefford has a record of work with hotel construction and historic renovations as does John Dehart, their inhouse architect.

Exit Strategy

The aim for this project is to hold it indefinitely. However, a number of market conditions could necessitate or incentivize a sale. To that end we put together 6 year financials for this plan to give our investors an idea of return potential on an exit over that period. We used a discounted cash flow method using a 8.66% discount per year based on a weighted average cost of capital calculated from the funding sources that Rick and Still has engaged thus far. We further added a 30% risk discount to the net proceeds for financial prudence. According to our business plan and financial models we predict the sales value of the hotel to be around $10.5 million at the end of year 6.

Projected Financial Forecast

Rickhouse Hotel and Still		Five Year Financial Summary									
	Year 0		Year 1		Year 2		Year 3		Year 4		Year 5
		365		365		365		366		365	
Total Acquisition Costs											
Purchase Price	$ 1,537,000.00										
Closing Costs	$ 107,590.00										
Capital Improvements	$ 4,155,410.00		$ 628,431.40								
Total Acquisition Costs	$ 5,800,000.00		$ 628,431.40		$ -		$ -		$ -		$ -
Available Rooms			36		44		44		44		44
Average Room Rate (RevPAR)			$ 188.00		$ 191.76		$ 195.60		$ 199.51		$ 203.50
Max. Room Revenues			$ 2,470,320.00		$ 3,079,665.60		$ 3,141,258.91		$ 3,212,862.40		$ 3,268,165.77
Occupancy Forecast			63%		65%		68%		70%		70%
Occupancy Days			230		237		248		256		256
Departmental Revenue											
Revenue from Rooms		65.46%	$ 1,556,301.60	65.62%	$ 2,001,782.64	66.63%	$ 2,136,056.06	67.33%	$ 2,249,003.68	67.27%	$ 2,287,716.04
F&B Revenue (Hotel Portion)		7.28%	$ 173,015.54	7.40%	$ 225,800.82	7.18%	$ 230,316.84	7.03%	$ 234,923.17	7.05%	$ 239,621.64
Distillery Revenue (Hotel Portion)		4.37%	$ 103,809.32	4.44%	$ 135,480.49	4.31%	$ 138,190.10	4.22%	$ 140,953.90	4.23%	$ 143,772.98
Gift Shop Revenue		2.91%	$ 69,206.21	2.96%	$ 90,320.33	2.87%	$ 92,126.74	2.81%	$ 93,969.27	2.82%	$ 95,848.66
Retail Rental Property Revenue		19.84%	$ 471,729.60	19.46%	$ 593,804.55	18.89%	$ 605,680.65	18.50%	$ 617,794.26	18.53%	$ 630,150.14
No Show Ups		0.14%	$ 3,389.25	0.11%	$ 3,457.04	0.11%	$ 3,526.18	0.11%	$ 3,596.70	0.11%	$ 3,668.63
TOTAL REVENUE		**100%**	**$ 2,377,451.52**	**100%**	**$ 3,050,645.87**	**100%**	**$ 3,205,896.56**	**100%**	**$ 3,340,240.99**	**100%**	**$ 3,400,778.09**
Departmental Expenses											
Room Expenses		12.77%	$ 198,806.96	11.80%	$ 236,136.99	11.28%	$ 240,859.73	10.92%	$ 245,676.92	10.95%	$ 250,590.46
Room COGS		*11.16%*	*$ 173,606.96*	*10.51%*	*$ 210,432.99*	*10.05%*	*$ 214,641.65*	*9.73%*	*$ 218,934.48*	*9.76%*	*$ 223,313.17*
Room OPEX		*1.62%*	*$ 25,200.00*	*1.28%*	*$ 25,704.00*	*1.23%*	*$ 26,218.08*	*1.19%*	*$ 26,742.44*	*1.19%*	*$ 27,277.29*
F&B Expenses (Hotel Portion)		39.16%	$ 67,755.44	38.25%	$ 86,374.29	38.25%	$ 88,101.77	38.25%	$ 89,863.81	38.25%	$ 91,661.08
F&B COGS		*35.00%*	*$ 60,555.44*	*35.00%*	*$ 79,030.29*	*35.00%*	*$ 80,610.89*	*35.00%*	*$ 82,223.11*	*35.00%*	*$ 83,867.57*
F&B OPEX		*4.16%*	*$ 7,200.00*	*3.25%*	*$ 7,344.00*	*3.25%*	*$ 7,490.88*	*3.25%*	*$ 7,640.70*	*3.25%*	*$ 7,793.51*
Distillery Expenses (Hotel Portion)		23.09%	$ 23,971.40	21.32%	$ 28,890.07	21.32%	$ 29,467.88	21.32%	$ 30,057.23	21.32%	$ 30,658.38
Distillery COGS		*15.00%*	*$ 15,571.40*	*15.00%*	*$ 20,322.07*	*15.00%*	*$ 20,728.52*	*15.00%*	*$ 21,143.09*	*15.00%*	*$ 21,565.95*
Distillery OPEX		*8.09%*	*$ 8,400.00*	*6.32%*	*$ 8,568.00*	*6.32%*	*$ 8,739.36*	*6.32%*	*$ 8,914.15*	*6.32%*	*$ 9,092.43*
Gift Shop Expenses		43.57%	$ 30,152.33	42.24%	$ 38,154.12	42.24%	$ 38,917.21	42.24%	$ 39,695.55	42.24%	$ 40,489.46
Gift Shop COGS		*37.50%*	*$ 25,952.33*	*37.50%*	*$ 33,870.12*	*37.50%*	*$ 34,547.53*	*37.50%*	*$ 35,238.48*	*37.50%*	*$ 35,943.25*
Gift Shop OPEX		*6.07%*	*$ 4,200.00*	*4.74%*	*$ 4,284.00*	*4.74%*	*$ 4,369.68*	*4.74%*	*$ 4,457.07*	*4.74%*	*$ 4,546.22*
Retail Rental Property Expenses		6.69%	$ 31,537.48	5.31%	$ 31,537.48	5.21%	$ 31,537.48	5.10%	$ 31,537.48	5.00%	$ 31,537.48
Total Departmental Expenses		**14.82%**	**$ 352,223.61**	**13.80%**	**$ 421,092.95**	**13.38%**	**$ 428,884.06**	**13.08%**	**$ 436,831.00**	**13.08%**	**$ 444,936.87**
Departmental Profit											
Room Profit		87.23%	$ 1,357,494.64	88.20%	$ 1,765,645.65	88.72%	$ 1,895,196.33	89.08%	$ 2,003,326.76	89.05%	$ 2,037,125.58
F&B (Hotel Portion) Profit		60.84%	$ 105,260.10	61.75%	$ 139,426.53	61.75%	$ 142,215.06	61.75%	$ 145,059.37	61.75%	$ 147,960.55
Distillery (Hotel Portion) Profit		76.91%	$ 79,837.92	78.68%	$ 106,590.42	78.68%	$ 108,722.23	78.68%	$ 110,896.67	78.68%	$ 113,114.61
Gift Shop Profit		56.43%	$ 39,053.88	57.76%	$ 52,166.21	57.76%	$ 53,209.53	57.76%	$ 54,273.72	57.76%	$ 55,359.19
Retail Rental Property Profit		93.31%	$ 440,192.12	94.69%	$ 562,267.07	94.79%	$ 574,143.17	94.90%	$ 586,256.78	95.00%	$ 598,612.66
Total Departmental Profit		**85.04%**	**$ 2,021,838.66**	**86.08%**	**$ 2,626,095.88**	**86.51%**	**$ 2,773,486.32**	**86.81%**	**$ 2,899,813.30**	**86.81%**	**$ 2,952,172.60**
Undistributed Expenses											
Rent		13.53%	$ 321,584.89	16.19%	$ 494,029.47	15.72%	$ 503,910.06	15.39%	$ 513,988.26	15.42%	$ 524,268.02
CC Fees		2.04%	$ 48,541.18	2.03%	$ 61,856.21	1.96%	$ 62,895.78	1.91%	$ 63,956.13	1.91%	$ 65,037.70
Sales and Marketing		4.08%	$ 97,082.37	4.06%	$ 123,712.43	3.92%	$ 125,791.56	3.83%	$ 127,912.27	3.82%	$ 130,075.40
Franchise Fees		0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -
I/T		0.38%	$ 9,000.00	0.30%	$ 9,180.00	0.29%	$ 9,363.60	0.29%	$ 9,550.87	0.29%	$ 9,741.89
Repair and Maintenance		2.00%	$ 47,566.41	1.73%	$ 52,892.42	1.66%	$ 53,308.25	1.61%	$ 53,732.39	1.59%	$ 54,165.02
Utilities		1.77%	$ 42,000.00	1.40%	$ 42,840.00	1.36%	$ 43,696.80	1.33%	$ 44,570.74	1.34%	$ 45,462.15
Personnel		19.72%	$ 468,840.96	17.96%	$ 547,899.61	18.40%	$ 589,759.98	18.01%	$ 601,555.18	18.04%	$ 613,586.28
Total Undistributed Expenses		**43.52%**	**$ 1,034,615.81**	**43.68%**	**$ 1,332,410.14**	**43.32%**	**$ 1,388,726.02**	**42.37%**	**$ 1,415,265.84**	**42.41%**	**$ 1,442,336.45**
Provisions		5%	$ 51,730.79	5%	$ 66,620.51	5%	$ 69,436.30	5%	$ 70,763.29	5%	$ 72,116.82
Gross Operating Profit		**39.35%**	**$ 935,492.06**	**40%**	**$ 1,227,065.24**	**41%**	**$ 1,315,324.00**	**42%**	**$ 1,413,784.17**	**42%**	**$ 1,437,719.32**
Management Fee											
Base Fee		6.31%	$ 150,000.00	6.31%	$ 150,000.00	6.31%	$ 150,000.00	6.31%	$ 150,000.00	6.31%	$ 150,000.00
Incentive Fee		0.00%	$ -	0.00%	$ -	0.00%	$ -	0.15%	$ 3,470.95	0.15%	$ 3,540.37
Property Management		0.70%	$ 16,551.89	0.75%	$ 17,814.14	0.76%	$ 18,170.42	0.78%	$ 18,533.83	0.80%	$ 18,904.50
Total Management Fee		**7.01%**	**$ 166,551.89**	**7.06%**	**$ 167,814.14**	**7.07%**	**$ 168,170.42**	**7.23%**	**$ 172,004.78**	**7.25%**	**$ 172,444.87**
Fixed Expenses											
Property Tax		1.01%	$ 23,962.50	1.05%	$ 31,950.00	1.00%	$ 31,950.00	0.96%	$ 31,950.00	0.94%	$ 31,950.00
Property Insurance		0.49%	$ 11,724.00	0.39%	$ 11,952.48	0.38%	$ 12,185.53	0.37%	$ 12,423.24	0.37%	$ 12,665.70
Total Fixed Expenses		**1.50%**	**$ 35,686.50**	**1.44%**	**$ 43,902.48**	**1.38%**	**$ 44,135.53**	**1.33%**	**$ 44,373.24**	**1.31%**	**$ 44,615.70**
EBITDA		**30.84%**	**$ 733,253.67**	**33.28%**	**$ 1,015,348.62**	**34.41%**	**$ 1,103,018.05**	**35.85%**	**$ 1,197,406.15**	**35.89%**	**$ 1,220,658.74**

Capital and FF&E Reserve	4.21%	$ 100,000.00	3.28%	$ 100,000.00	3.12%	$ 100,000.00	2.99%	$ 100,000.00	2.94%	$ 100,000.00
NOI	26.64%	$ 633,253.67	30.01%	$ 915,348.62	31.29%	$ 1,003,018.05	32.85%	$ 1,097,406.15	32.95%	$ 1,120,658.74
Exit										
Sales Price										$ 15,563,398.95
Sales Expense										$ 466,901.97
Sales Proceeds (Unlevered)										$ 15,096,496.98
Debt										
Loan Dispursement net Fees	$ 4,600,000.00									
Debt Service		28% $ 207,000.00	30%	$ 306,819.53	28%	$ 306,819.53	26%	$ 306,819.53	25%	$ 306,819.53
Loan Repayment				$ -		$ -		$ -		$4,163,424.04
Unlevered Cash Flow	$ (5,800,000.00)		$ 4,822.27		$ 915,348.62		$ 1,003,018.05		$ 1,097,406.15	$ 16,217,155.73
Levered Cash Flow	$ (1,200,000.00)		$ (202,177.73)		$ 608,529.10		$ 696,198.53		$ 790,586.62	$ 11,746,912.16
Return Metrics										
Free and Clear Return - 16.45% Ave		10.92%		15.78%		17.29%		18.92%		19.32%
Cash on Cash - 56% Ave		36%		51%		58%		66%		68%
Risk Metrics										
DSCR - 2.98x Min		3.06x		2.98x		3.27x		3.58x		3.65x
Debt Yield - 15.94% Min		15.94%		22.07%		24.52%		27.27%		28.52%

Note: Full Financial forecasts and plausibility overview available upon request

The financial forecast is based on a conservative Average Daily Rate (ADR) of $188/night. After completion of the first Phase of construction there will be 2 room types with ADRs of approximately $169 and $207/night. The suites will be added in Phase 2 of the business which will have an ADR of $235/night. Price and costs are subject to a yearly inflation adjustment of 2%.

Projected Financing

Projected Debt Financing - Bank Loan

Total Investment Net	$ 6,428,431.40					
				Amort. Period		25 Years
Financing Structure				Term		10 Years
				Yeild/Interests		4.50%
Debt Financing		$ 4,600,000.00		Payments/Year		12
				# of Payments		300
				Int. Only		24
Year	Beginning Loan	Interest	Principal	Installment	Ending Loan	
0	$ 516,977.20	$ 99,746.94	$ -	$ 99,746.94	$ 4,073,220.32	
1	$ 4,600,000.00	$ 207,000.00	$ -	$ 207,000.00	$ 4,600,000.00	
2	$ 4,600,000.00	$ 204,915.27	$ 101,904.26	$ 306,819.53	$ 4,498,095.74	
3	$ 4,498,095.74	$ 200,233.81	$ 106,585.72	$ 306,819.53	$ 4,391,510.02	
4	$ 4,391,510.02	$ 195,337.28	$ 111,482.25	$ 306,819.53	$ 4,280,027.77	
Sale of Hotel 5	$ 4,280,027.77	$ 190,215.80	$ 116,603.73	$ 306,819.53	$ 4,163,424.04	

- Construction Loan Period

Rick and Still is in late financing negotiations with a nationwide bank. The lending terms revolve around a 25 year term loan at 4.5% interest with a 10 year lock. The final amount is still being negotiated. Alex Riddle and Jarrod Williams will personally guarantee the loan on behalf of Rick and Still in order to protect limited partners from personal debt exposure.

Projected Equity - Preferred Return Stakeholders

Total Investment Net	$	6,428,431.40									
Financing Structure						Installment Date	Yeild/Interests				7.00%
	Conv. Debt		$	500,000.00		2020					
Equity	Series A		$	400,000.00		2021					
Payments											
Debt Financing		Loan		Interest		Principal		Installment		Loan Balance	
0	$	500,000.00	$	35,000.00	$	-	$	-	$	535,000.00	
1	$	935,000.00	$	65,450.00	$	-	$	-	$	1,000,450.00	
2	$	1,000,450.00	$	70,031.50	$	538,497.60	$	608,529.10	$	461,952.40	
3	$	461,952.40	$	32,336.67	$	663,861.86	$	696,198.53	$	-	
4	$	-	$	-	$	-	$	-	$	-	
Sale of Hotel 5	$	-	$	-	$	-	$	-	$	-	

Rick and Still is currently raising a convertible debt round of private financing anticipated to be between $400,000 - $1,200,000. This note will earn 7% interest until maturity which is either 36 months or upon certain triggering events, including a qualified equity raise by Rick and Still of $500,000, or upon sale of the company. The Notes will convert into units of Rick and Still which will have preferred distribution rights including a preferred return on investment. Rick and Still plans to raise a qualified equity round in year 2 by selling additional units for Phase 2 of the project.

*Note: These projections estimates only and may change from time to time based on numerous factors.

Projected Net Present Value of Private Equity

Year	Value of Inflows	Discount Factor	Present Value
0	$ (1,200,000.00)	1.0000	$ (1,200,000.00)
1	$ (202,177.73)	0.9203	$ (186,062.33)
2	$ 608,529.10	0.8469	$ 515,384.83
3	$ 696,198.53	0.7794	$ 542,635.90
4	$ 790,586.62	0.7173	$ 567,087.44
5	$ 813,839.21	0.6601	$ 537,235.03
6	$ 10,567,547.89	0.6601	$ 6,975,895.00
7	$ -	0.6601	$ -
	$ 10,567,547.89		$ 6,975,895.00

Net Present Value		
Investment	=	Capital Value Rate
$ 6,975,895.00	=	581%
$ 1,200,000.00		

- Profit Distribution from Asset Deal
- Balance Payment Equity

The net present value shows the discounted summary of NOP's (net income of operations) over a period of 5 years plus the discounted sales profit after execution of exit strategy.   The capital value would be 581% based on an internal cap rate of 8.66%. 8.66% represents the weighted average cost of capital of the entire business.

Projected Hotel Valuation Based on DCF

Proof of Value		Total Property Present Value			
		Net income		PV Factor	Discounted
	Year	before D.S.		at 8.66%	Cash Flow
	1 $	733,253.67		0.9203 $	674,806.71
	2 $	1,015,348.62		0.8469 $	859,934.69
	3 $	1,103,018.05		0.7794 $	859,722.01
	4 $	1,197,406.15		0.7173 $	858,898.91
	5 $	16,317,155.73		0.6601 $	10,771,350.77
		Total Property Value		$	14,024,713.09
Year 5 Cash Flow		Year 5 discounted net income of		$	1,220,658.74
Calculations		plus reversion of		$	15,096,496.98
Reversion Calculations		Year 6 EBITDA of $ 1,245,071.92			
for Proof		capitalized @ 8% =		$	15,563,398.95
		Less: Selling Expenses		$	466,901.97
		Equals: Net sales price		$	15,096,496.98
		Risk Discount	30%	$	4,528,949.10
		Estimated Market Value		$	10,567,547.89

*Note: These valuations are projections only and are based on estimates. The evaluations may change from time to time based on numerous factors.

Other Sources of Financing

Rick and Still has secured the Kentucky Enterprise Initiative Act (KEIA) award. This provides a refund on sales taxes paid for construction material during the reconstruction of the buildings. We have negotiated $80,000 for this award.

Rick and Still has been given preliminary approval for the Kentucky Tourism Development award. This award is good for up to 25% of approved costs of development for a project that would enhance tourism in Kentucky. We have asked for around $1.5 million. The funds will be recouped in the form of sales tax reimbursements on sales taxes paid on goods sold from the project over a 10 year period. Eligible purchases including hotel room bookings, as well as the sales taxes from the restaurant and distillery products and merchandise sold on location can be assigned for reimbursement.

Rick and Still has been given preliminary approval for the Community Development Block Grant (CDBG). In exchange for the project creating 15 or more local jobs the city of Versailles is sponsoring the loan that will be used to purchase the distillery equipment. The terms are to be negotiated but are anticipated to be a payback period of 10-15 years at an interest rate between 0-1%.

Appendices

Appendix A - Biographies

Jarrod Williams founded Porch Light Properties, LLC in December of 2014 while completing a doctoral program at the University of Kentucky in Pharmaceutical Sciences. Early on, the company was focused on long-term hold opportunities in mainly single-family and small multi-family homes. The company is a family owned and operated business with current investments in Fayette, Woodford, and Mercer counties.

Alex Riddle is a Versailles, Kentucky, native and has made his career in the equine industry, first with Rood and Riddle Equine Hospital and most recently with Dechra Pharmaceuticals. Alex became interested in real estate around 2017 as a means for creating long-term investment opportunities but also in improving the community in which he was born and raised.

Jarrod and Alex originally met playing football at Centre College but established a business relationship with their first real estate project. In 2017, they formed the Amsden LLC in order to purchase and revitalize the old Amsden Bank building in downtown Versailles. The building was the original site of the Watkin's Tavern in 1886 and has operated as numerous businesses since then including several banks. In recent years, the building had fallen into disrepair and was currently being used, in part, by the city police department. The Amsden group purchased the building and removed decades of temporary construction in order to restore its original beauty. It is currently home to 6 new small businesses which are owned and operated by residents of Woodford county, employing many local citizens.

In 2018, Alex spearheaded the renovation of the historic United Methodist Church, a stone's throw from the Amsden, into The Galerie, an upscale wedding venue and event center which is booked to near capacity for 2019. The project also boasts adjacent historic buildings that now feature Rolling Oven's first physical location as well as a pair of new locally owned small businesses.

In 2019, Jarrod and Alex formed Rick and Still in order to undertake their third project in downtown Versailles. Rick and Still will be home to The Rickhouse Hotel, a 36,000 sqft boutique hotel complete with an operating bourbon distillery and premiere restaurant that will welcome travelers to the best in hospitality that the Bluegrass has to offer. The Rickhouse Hotel will welcome guests of [The Galerie](#), visitors to the Bourbon Trail, and tourists of the horse industry and will work to coordinate and enhance their entire Kentucky experience.

Alex and Jarrod recruited Emily Lynn to the team in early 2020. With a passion for hospitality that started in Lexington, KY, Emily Lynn brings over 25 years of hospitality experience to every project she undertakes. Emily has held senior level positions at leading and highly respected hotel organizations, overseeing branded hotels, independent lifestyle and luxury properties with asset valuation in excess of $1 billion.

Emily is a results-oriented executive specializing in optimizing hotel management, asset management, portfolio development and market-differentiating branding and positioning. She has built highly effective teams with experience in client relationship management, profit management, and strategic planning



Dr. Jarrod Williams



Mr. Alex Riddle



Mrs. Emily Lynn